UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2011

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

CONSOLIDATED FORM

Managers and Related Person’s Negotiation – Article 11 -  CVM Instruction # 358/2002

On June, 2011 only the following transactions involving securities and derivatives were carried out, pursuant to Article 11 Instruction # 358/2002:

Company Name: Banco Santander (Brasil) S.A.
Group and Related Persons	(X ) Board of Directors	( ) Executive Officers	( ) Audit Committee	( ) Technical or Advisory Boards

Opening Balance

Security/Derivative	Security Description	Quantity	% of participation
Same Type/ Class	Total
Shares	Commom shares	224	0.00%	0.00%
Shares	Preferred shares	188	0.00%	0.00%
Shares	UNITS	27,657	0.00%	0.00%

Activity in the month – described each purchase or sale operation carried out in the month (Day, quantity, price and amount)

Closing Balance

Security/Derivative	Security Description	Quantity	% de participation
Same Type Espécie/ Class	Total
Shares	Commom shares	224	0.00%	0.00%
Shares	Preferred shares	188	0.00%	0.00%
Shares	UNITS	27,657	0.00%	0.00%

Company Name: Banco Santander (Brasil) S.A.
Group and Related Persons	( ) Board of Directors	(X ) Executive Officers	( ) Audit Committee	( ) Technical or Advisory

Opening Balance

Security/Derivative	Security Description	Quantity	% de participation
Same Type/ Class	Total
Shares	Commom shares	208,443	0.00%	0.00%
Shares	Preferred shares	182,925	0.00%	0.00%
Shares	UNITS	146,310	0.00%	0.00%
Debenture Committed	STBA11	449
Debenture Committed	STBA13	71
Debenture Committed	SUDA15	8,042

Activity in the month – described each purchase or sale operation carried out in the month (Day, quantity, price and amount)

Security/ Derivative	Securities Description	Brokerage House	Operation	Day	Quantity	Price	Amount (R$)
Shares	Unit	Sale	15	12,765	R$ 224,025.10
Debenture Committed	SUDA 15	Buy	164	R$ 242,059.00
Debenture Committed	SUDA 15	Sale	149	R$ 219,585.00
Debenture Committed	SUDA 15	Sale	204	R$ 302,727.84
Debenture Committed	SUDA 15	Sale	244	R$ 351,634.53
Debenture Committed	SUDA 15	Sale	402	R$ 592,099.00

Closing Balance

Security/Derivative	Securities Description	Quantity	% de participation
Same Type/ Class	Total
Shares	Commom shares	208,443	0.00%	0.00%
Shares	Preferred shares	182,925	0.00%	0.00%
Shares	UNIT’S	133,545	0.00%	0.00%
Debenture Committed	STBA11	449	0.00%	0.00%
Debenture Committed	STBA13	71	0.00%	0.00%
Debenture Committed	SUDA15	7,207	0.00%	0.00%

Company Name: Banco Santander (Brasil) S.A.
Group and Related Persons	( ) Board of Directors (X) Controlling Shareholder	( ) Executive Officers	( ) Audit Committee			( ) Technical or Advisory Boards

Opening Balance

Security/Derivative	Security Description				Quantity	% de participation
						Same Type/ Class	Total
Shares	Commom shares				174,700,972,307	82.08%	81.38%
Shares	Preferred shares				150,024,316,265	80.57%
ADS	BSBR				13,090,844	3.15%(1)	3.15%

Activity in the month – described each purchase or sale operation carried out in the month (Day, quantity, price and amount)

Security/ Derivative	Securities Description	Brokerage House	Operation	Day	Quantity	Price US$	Amont US$
ADS	BSBR	SIS	Buy	10	1,190,000	12,659,111.88

Closing Balance

Security/Derivative	Security Description				Quantity	% de participation
						Same Type/ Class(2)	Total
Shares	Commom shares				174,700,972,307	82.08%	81.38%
Shares	Preferred shares				150,024,316,265	80.57%
ADS	Unit				14,280,844	3.43%	3.43%

(1)       Considering that on May 31, 2011 the total number of ADS was 416,232,050.

(2)       Considering that on June 30, 2011 the total number of ADS was 415.972.050.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: July 12, 2011

Banco Santander (Brasil) S.A.

By:	/S/ Marco Antônio Martins de Araújo Filho
Marco Antônio Martins de Araújo Filho Vice-President Executive Officer

By:	/S/ Reginaldo Antônio Ribeiro
Reginaldo Antônio Ribeiro Officer